UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Amerant Bancorp Inc.
(Name of Issuer)
Class A Common Stock, par value $0.10 per share
(Title of Class of Securities)
023576101
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 023576101

1	Names of Reporting Persons Gustavo J. Vollmer A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Venezuela and Panama Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 479,767
	6	Shared Voting Power 779,486 (1)
	7	Sole Dispositive Power 584,678 (2)
	8	Shared Dispositive Power 1,079,486 (3)
9	Aggregate Amount Beneficially Owned By Each Reporting Person 1,664,164 (4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent Of Class Represented by Amount in Row (9) 4.92% (5)
12	Type of Reporting Person (See Instructions) IN
(1) These shares include 2,001 shares of Class A voting common stock held by Mr. Vollmer's wife.
(2) These shares include 104,911 shares of Class A non-voting common stock.
(3) These shares include 2,001 shares of Class A voting common stock held by Mr. Vollmer's wife as well as 300,000 shares of Class A non-voting stock. See Item 4.
(4) These shares include 404,911 shares of Class A non-voting stock.
(5) Calculated based upon the number of shares outstanding as of October 27, 2022: 33,744,307 shares of Class A common stock reported by the Issuer in its quarterly report on Form 10-Q for the quarter ended September 30, 2022.

Item 1.
    (a)    Name of Issuer
        Amerant Bancorp Inc.

    (b)    Address of Issuer’s Principal Executive Offices
        220 Alhambra Circle
        Coral Gables, Florida 33134

CUSIP: 023576101

Item 2.
    (a)    Name of Person Filing: Gustavo J. Vollmer A.
    (b)    Address or Principal Business Office or, if None, Residence: 220 Alhambra Circle, Coral             Gables, Florida 33134
    (c)    Citizenship: Venezuela and Panama Citizen
    (d)    Title of Class of Securities: Class A Common Stock, par value $0.10 per share (“Class A Shares”)
    (e)    CUSIP Number: 023576101
Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
    (a)    ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
    (b)    ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
    (c)    ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
    (d)    ☐ Investment company registered under section 8 of the Investment Company Act of         1940 (15 U.S.C 80a-8);
    (e)    ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
    (f)    ☐ An employee benefit plan or endowment fund in accordance with §240.13d-    1(b)(1)(ii)(F);
    (g)    ☐ A parent holding company or control person in accordance with §240.13d-    1(b)(1)(ii)(G);
    (h)    ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act     (12 U.S.C. 1813);
    (i)    ☐ A church plan that is excluded from the definition of an investment company under     section     3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
    (j)    ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
    (k)    ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in     accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)     Amount beneficially owned. 1,664,164 shares of Class A common stock. These shares include 2,001 shares of Class A voting common stock held by Mr. Vollmer's wife. Mr. Vollmer disclaims beneficial ownership of 1,079,486 shares of Class A common stock as to which he has no economic interest therein.

CUSIP: 023576101

(b)     Percent of class. 4.92%. Calculated based upon the number of shares outstanding as of October 27, 2022: 33,744,307 shares of Class A common stock reported by the Issuer in its quarterly report on Form 10-Q for the quarter ended September 30, 2022.

(c)     Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote	479,767
(ii)	Shared power to vote or to direct the vote	779,486 (1)
(iii)	Sole power to dispose or to direct the disposition of	584,678 (2)
(iv)	Shared power to dispose or to direct the disposition of	1,079,486 (3)
(1) These shares include 2,001 shares of Class A voting common stock held by Mr. Vollmer's wife.
(2) These shares include 104,911 shares of Class A non-voting common stock.
(3) These shares include 2,001 shares of Class A voting common stock held by Mr. Vollmer's wife as well as 300,000 shares of Class A non-voting stock.

Item 5. Ownership of 5 Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒
Item 6. Ownership of More than 5 Percent on Behalf of Another Person.
    Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the securities reported herein.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
    Not applicable.
Item 8. Identification and Classification of Members of the Group.
    Not applicable.
Item 9. Notice of Dissolution of Group.
    Not applicable.
Item 10. Certifications.
    Not applicable.

CUSIP: 023576101

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

/s/ Gustavo J. Vollmer A.
Gustavo J. Vollmer A.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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